UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) December 19, 2002

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60153**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
December 19, 2002

Item 5 Other Events and Regulation FD Disclosure

On December 19, 2002, First Midwest Bancorp, Inc. issued a press release announcing its fourth quarter earnings release date and conference call information. This press release, dated December 19, 2002, is attached as Exhibit 99 to this report.

Item 7. Financial Statements and Exhibits

   (a) and (b) not applicable

   (c) Exhibit Index:

   99   Press Release issued by First Midwest Bancorp, Inc. dated December 19, 2002.

The following Items are not applicable for this Form 8-K:

   Item 1.   Changes in Control of Registrant

   Item 2.   Acquisition or Disposition of Assets

   Item 3.   Bankruptcy or Receivership

   Item 4.   Changes in Registrant's Certifying Accountant

   Item 6.   Resignations of Registrant's Directors

   Item 8.   Change in Fiscal Year

   Item 9.   Regulation FD Disclosure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


First Midwest Bancorp, Inc.
_____
(Registrant)


Date: December 19, 2002   /s/ MICHAEL L. SCUDDER
                                    _____
                                    Michael L. Scudder
                                    Executive Vice President

Exhibit 99

[LOGO]

FOR IMMEDIATE RELEASE

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

CONTACT:	**Barbara E. Briick**
	(630) 875-7459
	www.firstmidwest.com
TRADED:	**Nasdaq**
SYMBOL:	**FMBI**

**FIRST MIDWEST BANCORP ANNOUNCES
FOURTH QUARTER EARNINGS RELEASE DATE AND
CONFERENCE CALL FOR WEDNESDAY, JANUARY 22, 2003**

ITASCA, IL. December 19, 2002 – First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced that it expects to report its fourth quarter 2002 results on Wednesday, January 22, 2002 prior to the market opening. A news release and supporting financial information will be available at that time on the Company's website at www.firstmidwest.com.

Conference Call/Webcast Information

First Midwest's senior management will host an earnings conference call the same date at 11:00 a.m. EST. Investors, news media and others may access the call via a live Internet webcast at www.firstmidwest.com or by listen-only dial-in telephone at (800) 360-9865 to listen to Management's discussion.

A telephone replay will be available one hour after completion of the call at (800) 428-6051; passcode ID 27268. A replay of the webcast will be archived within the Investor Relations section of the First Midwest website www.firstmidwest.com. Both replays will be available for 7 days through January 29, 2003.

With assets of approximately $6 billion, First Midwest is the largest independent and one of the overall largest banking companies in the highly attractive suburban Chicago banking market. As the premier independent suburban Chicago banking company, First Midwest provides commercial banking, trust, investment management and related financial services to a broad array of customers through some 70 offices located in more than 40 communities primarily in northern Illinois.